UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AMERICAN COMMUNITY NEWSPAPERS INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02520T 103

(CUSIP Number)

Oded Aboodi	with a copy to:	David Alan Miller, Esq.
1700 Broadway 17th Floor New York, NY 10019		Graubard Miller 405 Lexington Avenue New York, NY 10174-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Oded Aboodi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,000
	8	SHARED VOTING POWER 1,280,877
	9	SOLE DISPOSITIVE POWER 390,000
	10	SHARED DISPOSITIVE POWER 1,280,877
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,877
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Schedule 13D is filed by Oded Aboodi (“Aboodi”) with respect to ownership of the common stock of American Community Newspapers Inc., a Delaware corporation (the “Issuer”).

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 14,620,945 shares outstanding, the number of shares that the Issuer’s Current Report on Form 8-K filed on July 3, 2007 indicated would be outstanding if the holders of all 2,179,055 shares that were voted against the acquisition of American Community Newspapers LLC and elected to convert their shares into cash comply in a timely fashion with the conversion procedures.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 14875 Landmark Boulevard, Suite 110, Addison, Texas 75254.

Item 2. Identity and Background.

This Statement is being filed by Aboodi. The business address of Aboodi is 1700 Broadway, 17th Floor, New York, New York 10019. On July 2, 2007, the Issuer consummated its acquisition of the business and substantially all the assets of the entity formerly known as American Community Newspapers LLC, now MOTV LLC (the “Acquisition”). Prior to the Acquisition, Aboodi was a Special Advisor of the Issuer.

During the past five years, Aboodi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Aboodi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Aboodi is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

In March 2005, in connection with the Issuer’s formation, each of the HMA 1999 Trust, DKA 1999 Trust and ASH 1999 Trust (collectively, the “Trusts”) purchased 220,000 shares of Common Stock at a purchase price of approximately $0.0083 per share. Aboodi is a Trustee of each of the trusts. The Trusts used working capital to purchase such shares at that time.

In August 2005, Nechadeim Group LLC (“Nechadeim”), an entity owned equally by the Trusts, purchased warrants (“Warrants”) to purchase an aggregate of 620,877 shares of the Issuer’s Common Stock for an aggregate purchase price of $306,794.10. The Warrants have an exercise price of $5.00 per share and became exercisable upon consummation of the Acquisition. Nechadeim used its working capital to purchase such Warrants at that time.

In May 2007, OA/Kadima Holdings LLC (“Holdings”), an entity of which Aboodi is the manager and member, entered into a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended (“Act”). Pursuant to such plan, Holdings agreed to purchase 390,000 shares of Common Stock; provided that such purchases are made in compliance with Rule 10b-18 promulgated under the Act and that such purchases would cease upon consummation of the Acquisition. Holdings purchased the 390,000 shares of the Issuer’s Common Stock for an aggregate purchase price of $2,196,831.28 pursuant to this plan. Holdings used its working capital to purchase such shares at that time.

Item 4. Purpose of Transaction

The Common Stock was acquired for investment purposes.

(i) Aboodi may acquire additional securities from time to time in the open market or in private transactions. Additionally, Nechadeim holds Warrants to purchase an aggregate of 620,877 shares of the Issuer’s Common Stock. The Warrants have an exercise price of $5.00 per share and are currently exercisable.

(ii) At the date of this Statement, Aboodi, except as set forth in this Statement, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Aboodi beneficially owns 1,670,877 shares of the Issuer’s Common Stock. Aboodi has shared dispositive and voting power over the 1,280,877 shares held by the Trusts and Nechadeim and has sole dispositive and voting power over the 390,000 shares held by Holdings. Aboodi beneficially owns 11.0% of the Issuer’s outstanding shares of Common Stock. The foregoing includes 620,877 shares of Common Stock issuable upon exercise of Warrants held by Nechadeim that are currently exercisable.

During the past 60 days, Holdings effected the purchases in May 2007 as described in Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2007

/s/ Oded Aboodi
Oded Aboodi